Exhibit 99.1

CASI Pharmaceuticals Announces Changes in Board Governance

James Huang appointed as Non-Executive Chairman of CASI Board of Directors

South San Francisco, California / November 19, 2025 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on developing CID-103, a potential best-in-class, anti-CD38 monoclonal antibody for patients with organ transplant rejection and autoimmune diseases, today announced that its Board of Directors unanimously voted to appoint James Huang, a current independent board member, as Non-Executive Chairman of the Board, effective November 17, 2025. As part of this transition, Dr. Wei-Wu He will step down from the role as Executive Chairman and will remain a member of the Board of Directors.

“It is an honor to assume the role of Non-Executive Chairman of the CASI Board and support the CASI executive team focused on the development CID-103 in targeted CD38-mediated disorders,” said James Huang. “Together, we remain focused on strategic planning to drive growth, strong governance, and disciplined execution, all of which we expect to increase long-term value for our shareholders and sustain the Company’s success well into the future.”

“I look forward to partnering with James to bring strategic perspective, principled governance, and alignment with CASI shareholders,” said David Cory, CEO of CASI. “James’ unanimous appointment as Non-Executive Chairman reflects the CASI Board’s confidence in his vision and the alignment with company leadership as we prepare to capitalize and advance CID-103 in solid organ transplant rejection, beginning with renal allograft antibody mediated resistance or AMR.”

About James Huang

Mr. Huang brings over 35 years of experience building and investing in biopharma companies globally. As Founder and Managing Partner of Panacea Venture, and previously Managing Partner at Kleiner Perkins (KPCB) China and Vivo Ventures, he has guided numerous cross-border companies through critical stages of growth, financing, and global expansion. Earlier in his career, he held senior roles in business development, sales & marketing, and research & development at Tularik Inc. (acquired by Amgen), GlaxoSmithKline LLC, Bristol-Myers Squibb and ALZA Corp. (acquired by Johnson & Johnson). Mr. Huang serves as a member of the board of directors of Kindstar Globalgene Technology, Inc., Connect Biopharma Holdings Limited, Lee’s Pharmaceutical Holdings Limited, Atara Biotherapeutics, Inc., and several private companies.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a public biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) in the U.S. and plans for first patient in first quarter of 2026. In parallel, CASI is actively recruiting and dosing patients in an ongoing Phase 1 study in immune thrombocytopenia (ITP). In addition, CASI is assessing multiple technologies for development of a stable, high concentration protein solution for subcutaneous injection.

More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "future," "intends," "plans," "believes," and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that we may be delisted from trading on The Nasdaq Capital Market if we are not granted any extension of compliance period; uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd.; and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

INVESTOR CONTACT:

Ingrid Choong, PhD

650-619-6115

ingridc@casipharmaceuticals.com